EXHIBIT 4.6

AMENDMENT NO. 1 TO RIGHTS AGREEMENT OF
ROGUE WAVE SOFTWARE, INC.

     Amendment No. 1 (the “Amendment”) dated as of November 3, 2003, to the Rights Agreement dated as of January 6, 2003 by and between Rogue Wave Software, Inc. and Mellon Investor Services LLC (the “Rights Agreement”), is being executed at the direction of Rogue Wave Software, Inc, a Delaware corporation (the “Company”).

     WHEREAS, the Company, Quovadx, Inc., a Delaware corporation (“Parent”), and a wholly owned subsidiary of Parent (“Merger Sub”) intend to enter into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other things, Merger Sub will commence an exchange offer of shares of Parent common stock and cash for shares of common stock of the Company (the “Offer”) and thereafter Merger Sub will merge with the Company (the “Merger”) and each remaining share of common stock of the Company will be converted into the right to receive shares of Parent common stock and cash, upon the terms and subject to the conditions of the Merger Agreement;

     WHEREAS, on November 3, 2003, the Board of Directors of the Company resolved to amend the Rights Agreement to render the Rights inapplicable to the Offer, the Merger and the other transactions contemplated by the Merger Agreement; and

     WHEREAS, Section 27 of the Rights Agreement permits the Company from time to time to supplement and amend the Rights Agreement.

     NOW THEREFORE, in consideration of the foregoing and the agreements, provisions, and covenants contained herein, the parties agree as follows:

1.	Section 1 of the Rights Agreement is hereby amended by adding the following new paragraph at the end of Section 1:

“Notwithstanding anything in this Agreement that might otherwise be deemed to the contrary, neither Quovadx, Inc. (“Parent”) nor any of its Affiliates or Associates shall be deemed an Acquiring Person and none of the Distribution Date, a Section 11(a)(ii) Event or a Section 13 Event shall have occurred or be deemed to occur, in each such case, by the approval, execution, delivery or performance of the Agreement and Plan of Merger dated as of November 3, 2003, including any amendment or supplement thereto, among Parent, a wholly owned subsidiary of Parent and the Company (the “Merger Agreement”), the announcement, commencement, or consummation of the Offer or the Merger (as such terms are defined in the Merger Agreement) or the consummation of the other transactions contemplated by the Merger Agreement, including without limitation the approval, execution, delivery and performance of the Company Voting Agreements (as defined in the Merger Agreement) between Parent and certain stockholders of the Company. No such events shall entitle or permit the holders of the Rights to exercise the Rights or otherwise affect the rights of the holders of Rights, including without limitation giving the holders of the Rights the right to acquire securities of any party to the Merger Agreement or enable or require the Rights to separate from the Common Shares to which they are attached.”

2.	The Rights Agreement shall not otherwise be supplemented or amended by virtue of this Amendment, but shall remain in full force and effect. This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same amendment and each of which shall be deemed an original.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first written above.

ROGUE WAVE SOFTWARE, INC.	MELLON INVESTOR SERVICES LLC

By: /s/ Kathleen E. Brush	By: /s/ Lisa Porter
Name: Kathleen E. Brush	Name: Lisa Porter
Title: Chief Executive Officer	Title: Client Service Manager